NO ACT

PE
12-28-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09004135

Received SEC
FEB 10 2009
Washington, DC 20549

February 10, 2009

Bruce A. Metzinger
Assistant General Counsel and
Assistant Secretary
Halliburton Company
P.O. Box 42807
Houston, TX 77242-2807

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-10-09

Re: Halliburton Company
Incoming letter dated December 22, 2008

Dear Mr. Metzinger:

This is in response to your letter dated December 22, 2008 concerning the shareholder proposal submitted to Halliburton by William Steiner. We also have received a letter on the proponent's behalf dated January 8, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

February 10, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Halliburton Company
Incoming letter dated December 22, 2008

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Halliburton's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

We are unable to concur in your view that Halliburton may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that Halliburton may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Halliburton may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Halliburton may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Julie F. Bell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

January 8, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Halliburton Company (HAL)
Rule 14a-8 Proposal by William Steiner

Ladies and Gentlemen:

This responds to the company December 22, 2008 no action request regarding this rule 14a-8 proposal by William Steiner with the following text:

Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of William Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

This proposal topic won impressive support at the following companies (based on 2008 yes and no votes):

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The company engages in trivial speculation on implausible meanings for the text of the proposal. Essentially the company questions whether shares owned to call a special meeting must equal exactly 10% to the last penny – no more, no less. Then the company speculates that maybe two holders of stock would each need to own exactly 10% to the last penny.

The company does not explain why it could not implement this proposal by changing Halliburton's By-laws at Section 11 from (emphasis added):

11. Special meetings of the stockholders may be called by the Chairman of the Board, the Chief Executive Officer, the President (if a Director), the Board of Directors, or by stockholders owning ***a majority*** of the voting stock issued and outstanding.

To:
11. Special meetings of the stockholders may be called by the Chairman of the Board, the Chief Executive Officer, the President (if a Director), the Board of Directors, or by stockholders owning ***10%*** of the voting stock issued and outstanding.

The phrase "written consent" is contained once in the company October 19, 2006 By-laws and in Section 6. In these same By-laws the company-cited Section 26 is titled "Transfer of Shares."

The company argument is not clear but it seems to claim in at least one place that there is a possibility that the Certificate of Incorporation may need to be changed and therefore this proposal should address how it would be changed. And the company claims that the text of the proposal for the "board to take the steps necessary" would not address this possibility.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Bruce Metzinger <Bruce.Metzinger@Halliburton.com>

HALLIBURTON

1401 McKinney Street, Suite 2400 • Post Office Box 42807 (77242-2807) • Houston, TX 77010-4035
Phone 713.759.2600

December 22, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
shareholderproposals@sec.gov

RE: Halliburton Company: Request for No-Action Advice;
Stockholder Proposal of William Steiner ("the "Proponent")

Dear Sir/Madam:

The Proponent has submitted a proposed resolution and statement of support (the "Proposal") to be included in Halliburton Company's proxy materials for the Annual Meeting of Halliburton Company ("Halliburton") stockholders scheduled to be held on May 20, 2009. This request for no-action advice is being submitted via email to shareholderproposals@sec.gov pursuant to Staff Legal Bulletin No. 14D dated November 7, 2008. A copy of each of the Proposal and of this letter accompanies this email.

The Proposal requests that the Halliburton Board of Directors "take the steps necessary to amend our bylaws and each appropriate document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings." The Proposal further specifies that "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

For the reasons detailed below, Halliburton intends to omit the Proposal from its 2009 proxy materials pursuant to Rule 14a-8. Halliburton requests that the Staff of the Division of Corporation Finance (the "Staff") recommend to the Securities and Exchange Commission (the "Commission") that no enforcement action will be taken if Halliburton omits the Proposal from its 2009 proxy statement.

To the extent the reasons set forth herein are based on matters of law, this letter constitutes my legal opinion on those matters.

I. The Proposal would violate the proxy rules.

Rule 14a-8(i)(3) allows a company to exclude proposals and supporting materials that are contrary to the Commission's proxy rules. The Proposal may be omitted from the proxy materials because it is contrary to Rule 14a-8 and is false and misleading in violation of Rule 14a-9.

The Proposal requests that Halliburton's Board take the steps necessary to amend the By-laws and each appropriate governing document to give "holders of 10% of our outstanding common stock" the power to call special shareowner meetings. This language could be construed in a number of ways. Does a holder have to hold exactly 10% of the stock? Further, the Proposal refers to "holders", suggesting that at least two holders acting together must call the special meeting. If that is the case, do the holders each have to hold exactly 10% of the stock or do they have to in the aggregate hold exactly 10% of the stock? One interpretation would be to read into the phrase the words *at least*, but that is not what is proposed. Even if the intent is that holders of at least 10% of our common stock be entitled to call a special meeting, the question remains whether a sole holder holding at least 10% of our common stock could call the meeting or whether they would have to be joined by at least one other holder, with the further issue as to whether each holder had to hold at least 10% of our common stock or whether the holders only needed in the aggregate to hold at least 10% of the stock. The language is subject to so many different interpretations that there is no way that stockholders would know what they were being asked to approve, and if the Proposal were approved, the Board of Directors would not know what it was expected to implement.

The next sentence in the Proposal specifying that "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board" is even more confusing. A possible explanation of the language is that it proscribes an exception or exclusion condition that would limit the right of stockholders to call meetings with respect to matters that were already brought before the stockholders or noticed to be brought before the stockholders, in both cases, in some specified proximity to the proposed meeting, the purpose being to reduce unnecessary expense to the company, unnecessary burdens on other stockholders or redundancy. I suggest this explanation because I have reviewed various no-action requests on the topic of stockholders calling special meetings. Stockholders considering the Proposal without that context would likely have no idea what was intended. In any event, stockholders and the Board are left to guess what is intended. Because the Proposal asks the Board to amend the By-laws and governing documents to give stockholders the right to call special meetings, then any exception or exclusion to the provision would necessarily apply to stockholders, the subject of such a provision, though the exception or exclusion might not be applicable to management or the Board by its very nature. Further, the parenthetical referring to "the fullest extent permitted by state law" suggests that there may be provisions that apply only to stockholders, and not the Board and management, but gives no clue as to what those might be. In *Pfizer Inc.*, SEC No-action Letter (January 29, 2008), which dealt with a different special shareholder meetings proposal[1] submitted by Mr. Steiner, Pfizer pointed out, quoting the Delaware Law Opinion it provided with its no-action request, that "'under the DGCL, a stockholder cannot call a special meeting to enable the stockholders to vote on merger agreements or charter amendments because the DGCL does not permit stockholders to vote on such items unless they have first been approved by the Board and then submitted for stockholder approval.'" The *Pfizer* letter does not purport to describe the universe of matters that are not a proper matter for stockholders to call a special meeting, though there clearly are some. The parenthetical reference to "the fullest extent permitted by state law" compounds the vagueness of the Proposal, leaving the stockholders that would consider the Proposal uncertain if there are any exceptions or exclusions and leaving the Board to consider in crafting the bylaw whether it has addressed all those areas.

Rather than use the statement of support to clarify what is intended with respect to the issues raised above so that stockholders might understand what they are being asked to support and the Board would know what it was being asked to implement if approved by stockholders, the statement of support contains a number of statistics, opinions and other comments, several of which are erroneous or misleading as pointed out below, that are not clearly related to the Proposal.

The statement of support indicates that "this proposal topic" won impressive support at three companies (based on 2008 yes and no votes). The actual resolution presented in 2008 at each of the three specified companies, Occidental Petroleum Corporation, proxy statement filed with the Commission on March 18, 2008 (File No. 1-9210); FirstEnergy Corp., proxy statement filed with the Commission on April 1, 2008 (File No. 333-21011); and Marathon Oil Corporation, proxy statement filed with the Commission on March 10, 2008 (File No. 1-5153) follows:

> "RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents to give holders of 10% to 25% of our outstanding common stock the power to call a special shareholder meeting, in compliance with applicable law. This proposal favors 10% from the above range."

While addressing a special shareholders meeting, the resolution quoted above refers to a range between 10% and 25%, expressing a preference for 10%. There are other dissimilarities between the proposal submitted to those three companies and the Proposal. The statement of support in referring to "this proposal topic," when the referenced proposals vary significantly from the Proposal, is clearly misleading.

The statement of support further states, "We had no shareholder right to:" and lists five categories. Three of the five are erroneously stated as being unavailable to Halliburton's

---

[1] The resolution in *Pfizer* stated, "RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting."

stockholders. Those are:

2. "Act by written consent,"
3. "Call a special meeting," and
5. "A Lead Director".

The second statement, "Act by written consent" is clearly available to Halliburton's stockholders. The Delaware General Corporation Law ("DGCL") §228 states that unless the certificate of incorporation provides otherwise, stockholders can act by written consent. Halliburton's Restated Certificate of Incorporation does not limit the ability of stockholders to act by written consent so Halliburton stockholders can act by written consent. Further, Halliburton's By-laws at Section 26 provide (the relevant language being *italicized*):

> "In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, *or to express consent to corporate action in writing without a meeting*, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting or such action."

The third statement, "Call a special meeting" is already available to Halliburton stockholders. Halliburton's By-laws at Section 11 provide (the relevant language being *italicized*):

> "Special meetings of the stockholders may be called by the Chairman of the Board, the Chief Executive Officer, the President (if a Director), the Board of Directors, *or by stockholders owning a majority of the voting stock issued and outstanding*."

The fifth statement, "A Lead Director" is addressed in Halliburton's Corporate Governance Guidelines which are available on our web site, www.Halliburton.com and were published as Appendix A to our 2008 proxy statement. Halliburton's Corporate Governance Guidelines provide:

> "Lead Director. The Lead Director is elected by and from the independent outside Directors. The Lead Director of the Board shall preside at each executive session of the outside Directors and, in his or her absence, the outside Directors shall select one of their number to preside. The Lead Director is responsible for periodically scheduling and conducting separate meetings and coordinating the activities of the outside Directors, providing input into agendas for Board meetings and performing various other duties as may be appropriate, including advising the Chairman of the Board."

Ironically and misleadingly, the next sentence states, "Our board should take the initiative on the above topics rather than leave it to shareholders to take the initiative in introducing proposals.", when the Proponent is 60% inaccurate in making its statement. The statement misleadingly suggests issues which are not true, when the truth is readily publically available to the Proponent in the very documents the Proponent is proposing be revised.

Because the statement of support contains many materially false statements and because the Proposal is so inherently vague or indefinite that neither the stockholders voting on the Proposal nor the Board in implementing the Proposal (if adopted) would know what was intended, the Proposal can be excluded under Rule 14a-8(i)(3).

II. The Proposal is invalid under Delaware law.

The second paragraph of Article Eighth of Halliburton's Restated Certificate of Incorporation provides:

> "Vacancies caused by the death or resignation of any Director and newly created directorships resulting from any increase in the authorized number of Directors may be filled by a vote of at least a majority of the Directors then in office, though less than a quorum, and the Director so chosen shall hold office until the next annual meeting of the Stockholders."

The first sentence of Proponent's statement of support refers to the special meetings allowing shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Article Eighth of Halliburton's Restated Certificate of Incorporation authorizes Halliburton's Directors to fill vacancies and newly created directorships. Halliburton is mindful of the Staff's guidance in Staff Legal Bulletin 14D on the effect of a proponent using the language "take the steps necessary" in order to avoid a challenge to a proposal under Rule 14a-8(i)(1), Rule 14a-8(i)(2), or Rule 14a-8(i)(6) if implementation of the proposal would require action both by the directors and the stockholders. Presumably, the words "take the steps necessary" are limited to the subject of the proposal and do not protect a stockholder proposal from any challenge, when in this case, it would require that the Board not only propose changes to the By-laws to implement the Proposal, but also to propose modifications not the subject of the Proposal to Halliburton's Restated Certificate of Incorporation for consideration by stockholders so that the By-law provision could be implemented in such a way as to avoid the Proposal conflicting with Article Eighth of Halliburton's Restated Certificate of Incorporation, and, therefore, being improper under state law and excludable under 14a-8(i)(1). The Staff should not require a company to initiate the process to amend its articles of incorporation to facilitate a proposal, unless the subject of the amendment is directly addressed by the proposal.

One can imagine that if language such as "take the steps necessary" can be construed so broadly as to require the board of a company to take actions in addition to those addressing the subject matter of the proposal, including reconciling the proposal with other provisions in the bylaws or governing documents that are not the subject of the proposal, but conflict with the proposal, then there is surely other similar curative language that stockholder proponents could use that would allow a proposal to remain beyond challenge under 14a-8(i)(2) ("with such modifications as are necessary to comply with applicable law"); 14a-8(i)(3) ("with such modifications as are necessary to comply with the Commission's proxy rules"), 14a-8(i)(6) ("with such modifications as are necessary to bring the proposal within the power and authority of the company to implement"), etc. The end result being, of course, that all that would be required of a proponent is to introduce a concept, thereby shifting the burden to the company and its board to turn the proposal (assuming they can divine what the proponent intended) into something that is legal and workable.

A more balanced approach is to construe "take the necessary steps" as being limited to addressing the two step process **for the matter proposed** where under applicable law a charter amendment is required to be initiated by the board and then approved by shareholders in order for the charter to be amended and the proposal implemented. Halliburton is aware of the Staff's decision in *priceline.com Incorporated*, SEC No-action Letter (March 27, 2008), where the Staff determined that priceline.com could not omit the proposal[2] in reliance on rule 14a-8(i)(1), (2) or (6). priceline.com argued that the proposal if implemented would result in its bylaws conflicting with its Amended and Restated Certificate of Incorporation that provided "the stockholders of the Corporation may not call a special meeting of the stockholders of the Corporation." However, the modification required to the charter to implement that proposal was the very topic of the proposal, i.e., stockholders rights to call special meetings. In the case of the Proposal submitted to Halliburton, implementation of the Proposal would require a charter amendment to modify Article Eighth of Halliburton's Restated Certificate of Incorporation, the subject of which overlaps with, but is not addressed by, the Proposal. The Proposal is further distinguished from the matter considered by the Staff in *priceline.com Incorporated* in that the Proposal (if one can discern what is intended) can be implemented by revising the By-laws alone, because there is no prohibition on stockholders calling special meetings in Halliburton's Restated Certificate of Incorporation, which the stockholders can do without the assistance of Halliburton's Board of Directors.

The bylaws of a Delaware corporation "may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees." DGCL §109(b). The Delaware Supreme Court has stated that "Where a by-law provision is in conflict with a provision of the charter, the by-law provision is a 'nullity.'" *Centaur Partners, IV v. Nat'l. Intergroup, Inc., 582 A.2d 923, 929 (Del. 1990)* (quoting *Burr v. Burr Corp., 291 A.2d 409, 410 (Del. Ch. 1972)*. In *Purepac Laboratories Corporation*, SEC No-action Letter (April 11, 1974), the Staff determined a proposed by-law that was in

[2] The resolutions stated, "RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting."

conflict with the company's certificate of incorporation and therefore inconsistent with the New York Business Corporation Law could be excluded under Rule 14a-8(c)(1).

Article Eighth of Halliburton's Restated Certificate of Incorporation provides for vacancies caused by the death or resignation of any Director and newly created directorships resulting from any increase in the authorized number of Directors to be filled by a vote of at least a majority of the Halliburton Directors then in office. Any limitation on this right provided by a By-law would conflict with Halliburton's Restated Certificate of Incorporation and be void under Delaware law. The Proposal is therefore excludable under Rule 14a-8(i)(1).

For the reasons detailed above, we ask that the Staff recommend to the Commission that no action be taken if the Proposal is omitted.

Halliburton intends to file its 2009 proxy statement and form of proxy no earlier than April 1, 2009. Halliburton submits that the reasons set forth above in support of omission of the Proposal are adequate and have been filed in a timely manner in compliance with Rule 14a-8(j) (not later than 80 days prior to the filing of definitive proxy material).

By copy of this letter, Halliburton hereby notifies the Proponent of Halliburton Company's intention to omit the Proposal from Halliburton's proxy statement and form of proxy for the 2009 Annual Meeting.

I would appreciate receiving a return email confirming receipt of this no-action request.

If you have any questions or require further information, please do not hesitate to contact me (713-759-2623).

Respectfully submitted,

Bruce A. Metzinger

Bruce A. Metzinger
Assistant General Counsel and
Assistant Secretary

Attachment

cc: Mr. William Steiner
Mr. John Chevedden (via email at: ***FISMA & OMB Memorandum M-07-16***

R:\LEGAL\SEC\Stockholder Proposals 2009 Proxy\No-action letter 122208 (William Steiner).doc

William Steiner

FISMA & OMB Memorandum M-07-16

Mr. David J. Lesar
Chairman of the Board
Halliburton Company (HAL)
5 Houston Ctr
1401 McKinney Street, Ste 2400
Houston TX 77010

Rule 14a-8 Proposal

Dear Mr. Lesar,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB Memorandum M-07-16***

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

William Steiner

William Steiner

10/28/08
Date

cc: Sherry D. Williams
Corporate Secretary
PH: 713 759-2600
FX: 713-759-2688
investors@halliburton.com

[HAL: Rule 14a-8 Proposal, October 31, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of William Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

This proposal topic won impressive support at the following companies (based on 2008 yes and no votes):

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library (TCL) www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  - "D" overall.
  - "High Governance Risk Assessment."
  - "Very High Concern" in Executive Pay – $17 million for David Lesar
- Our directors served on boards rated "D" or lower by The Corporate Library:

Malcolm Gillis	Service Corporation International (SCI). F-rated
Malcolm Gillis	AECOM Technology (ACM)
James Hackett	Fluor (FLR)
James Hackett	Anadarko Petroleum (APC)

- We had no shareholder right to:
  - Cumulative voting.
  - Act by written consent.
  - Call a special meeting.
  - An Independent Chairman.
  - A Lead Director.
- Our board should take the initiative on the above topics rather than leave it to shareholders to take the initiative in introducing proposals.
- Three directors were designated as "Problem Directors" by The Corporate Library due to their involvement with the Halliburton board when it had units file for bankruptcy:
  - Landis Martin
  - Jay Precourt
  - Debra Reed
- Kenneth Derr was designated a "Problem Director" due to his involvement with the Calpine Corporation board which filed for bankruptcy.

• "Problem Directors" held 6 of the 11 seats on our key audit, nominaton and executive pay committees.

• Litigation: In September 2008, Jack Stanley, who formerly served at a subsidiary of KBR, Inc., pled guilty to conspiring to violate the Foreign Corrupt Practices Act. By the plea, Stanley admitted that he participated in a scheme to bribe Nigerian government officials and will serve a maximum of 84 months' imprisonment.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
William Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

END